United States securities and exchange commission logo





                             July 13, 2022

       Matthew Gall
       Chief Financial Officer
       iTeos Therapeutics, Inc.
       321 Arsenal St
       Watertown , MA

                                                        Re: iTeos Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 23,
2022
                                                            File No. 001-39401

       Dear Mr. Gall:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       Note 5. License and Collaboration Agreements
       GlaxoSmithKline (GSK), page F-20

   1. Here you state that the co-development in Phases 2 and 3 and the co-commercialization efforts of the GSK
Collaboration Agreement represent joint operating activities and thus are accounted for
in accordance with ASC 808, Collaborative Arrangements. You
                                                        also state at F-21 that
the completion of the Phase 1 clinical study related to EOS-448 is one of the four
material promises to be accounted for under ASC 606, Revenue from
                                                        Contracts with
Customers. Please respond to the following comments related to the GSK agreement:
 Matthew Gall
FirstName  LastNameMatthew  Gall
iTeos Therapeutics, Inc.
Comapany
July       NameiTeos Therapeutics, Inc.
     13, 2022
July 13,
Page  2 2022 Page 2
FirstName LastName

                We note that Section 3.1.3 of the GSK Collaboration and License Agreement as filed in exhibit 10.13 refers to a narrowly defined Phase 1 definition under "iTeos Phase 1
              Clinical Study". Please clarify what the iTeos Phase 1 Clinical Study entails and if there is a Phase 1 clinical study that is outside the "iTeos Phase 1 Clinical Study". In addition, clarify whether Phase 2 and 3 is equivalent in scope to the "Global
              Development Plan".
                You also state on page 1 that "In partnership with GSK, iTeos has dosed the first
              patients in a clinical trial assessing the doublet of GSK   s
anti-PD-1 (dostarlimab)
              with EOS-448." and that "We and GSK also are initiating Phase 1b trials with novel triplets, including dostarlimab with EOS-448 and inupadenant as well as EOS-448
              with dostarlimab and GSK   s anti-CD96 antibody, GSK   608." For
each of the
              clinical trials discussed here please explain to us (1) whether they fall under the scope of "iTeos Phase 1 Clinical Study" or the "Global Development Plan", (2) which party is responsible for performing the work and which party is responsible for the related costs and expenses, and (3) timing and the status of the trial as of December 31, 2021 and March 31, 2022.
                Explain to us why the entire $625.0 million upfront payment was allocated to the components accounted for under ASC 606 and why some of the amount was not required to be allocated to the other material components of the agreement. In this regard, clarify why you believe the Phase 2 and 3 goods and services are distinct from the Phase 1 goods and services under ASC 808-10-15-5B.
                You state on page F-20 under "Collaboration" that GSK is not a customer in the context of the Phase 2 and 3 and co-commercialization activities whereas you state on page F-21 under "Revenue Recognition" that GSK is a customer. Please clarify on page F-21 in what context GSK is a customer.

         For all the items above, please revise your future filings where necessary.
Note 9. Income Taxes, page F-27

2. Here and at page 67, you disclose that you recorded a $17.0 million liability as of
         December 31, 2021, related to an uncertain tax position regarding your allocation of revenue between Belgium and the U.S. Also as disclosed on pages 14 and 23 of the Form
         10-Q for the fiscal quarter ended March 31, 2022, you recorded an additional $22.3 million liability as of March 31, 2022. Please tell us and disclose in more detail in future filings the reason for the significant increase in the liability, the uncertainties, as well as its potential impact, if recognized, to your effective tax rate. Refer to ASC 740-10-50-
         15. Please also ensure your response specifically addresses whether the change is the result of correcting an error under ASC 250, Accounting Changes and Error
         Corrections.
 Matthew Gall
iTeos Therapeutics, Inc.
July 13, 2022
Page 3


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at (202) 551 - 4391 or Mary Mast at (202) 551-3613 with any questions.



FirstName LastNameMatthew Gall                            Sincerely,
Comapany NameiTeos Therapeutics, Inc.
                                                          Division of
Corporation Finance
July 13, 2022 Page 3                                      Office of Life
Sciences
FirstName LastName